Contacts:

Lorus Therapeutics Inc. Media Contact:      US Investor Relations

Bruce Rowlands  Eliza Walsh / Amy Banek     Tim Clemensen

Senior Vice President  Mansfield Communications     Rubenstein Investor Relations

(416) 798-1200 ext. 338  (416) 599-0024 / (212) 370-5045   (212) 843-9337

browlands@lorusthera.com eliza@mcipr.com       tim@rir1.com

LORUS THERAPEUTICS ACHIEVES FULL PATIENT ENROLLMENT IN VIRULIZIN® PHASE III REGISTRATION CLINICAL TRIAL

- Initial enrollment target of 400 exceeded -

TSX:  LOR

AMEX: LRP

TORONTO, CANADA, June 17, 2004 – Lorus Therapeutics Inc. (Lorus), a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer today announced full enrollment of the company’s Phase III FDA registration clinical trial of Virulizin(R) in combination with gemcitabine for the treatment of advanced pancreatic cancer.  Over 400 patients have been enrolled into the study globally, exceeding the original target enrollment.  Study sites are located in North America, South America, Europe and Russia.

This study compares the efficacy and safety of Virulizin(R) when combined with gemcitabine versus a placebo combined with gemcitabine in patients with locally advanced or metastatic pancreatic cancer.  The primary efficacy endpoint is overall survival, while secondary endpoints include progression of symptoms of pain, deterioration of performance status and weight loss.  Additionally, the activity of Natural Killer (NK) cells is evaluated throughout the study.  The correlation between NK cell activity profiles and clinical outcome will be assessed. Virulizin(R) has been granted fast track status, orphan drug status and a special protocol assessment by the U.S. Food and Drug Administration (FDA) in advanced pancreatic cancer.

According to the study protocol requirement for follow-up, database lock and data analysis, the results of the study are anticipated for late 2005.  This clinical study report will be pivotal in the application for marketing approval for Virulizin(R), which is planned for submission to the (FDA) in the first half of 2006.

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“This is a significant milestone in the clinical development process of Virulizin(R) and Lorus is encouraged to see that the target has been achieved earlier than originally projected,” said Dr. Jim Wright, CEO of Lorus.  “This study was designed to examine Virulizin(R) in both the first line setting and also in the second line treatment setting in combination with 5FU.”

Virulizin(R) is a novel immunotherapy that stimulates a patient’s innate immune system through the activation of macrophages and the infiltration of NK cells into tumors.  Evidence of clinical response was demonstrated in Phase II clinical studies of Virulizin(R) as a monotherapy in advanced pancreatic cancer. Median survival compared favorably with single-agent chemotherapy trials, and endpoints of quality of life, pain and performance status were maintained or improved during the first four to eight weeks of treatment.  Importantly, in contrast to most standard chemotherapeutic drugs, Virulizin(R) was well tolerated with no significant systemic toxicity.

Preclinical studies have demonstrated that Virulizin(R) activates macrophages and NK cells, produces significant reduction in tumor growth and increases survival across a broad range of animal xenograph models of human carcinoma.

In a gemcitabine-resistant pancreatic tumor model in mice, treatment with Virulizin(R) was associated with a delay in tumor growth and a significant reduction in tumor size compared to controls.  Pharmacologic studies in healthy volunteers, as well as from cancer patients, suggest that peripheral blood monocytes, display a significantly enhanced capacity to kill tumor cell targets when stimulated with Virulizin(R).

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of seven clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights,  commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information form, annual reports and 40 -F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.

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